Item 77E
On September 10, 2004, two trusts advised by Stewart R. Horejsi (the Trusts) commenced an unsolicited tender offer to acquire enough of the Funds common stock to give the Trusts a majority of the Funds issued and outstanding shares of common stock. In response to this unsolicited tender offer, the Funds Board appointed a Special Committee comprised of independent directors to consider the tender offer and the Funds response. The Special Committee determined that the offer was coercive and, if successful, would be harmful to shareholders. Accordingly, the Special Committee recommended, and the Board approved, certain defensive measures, including: (1) a tender offer by the Fund for up to 20% of the Funds outstanding common stock; (2) adoption of a rights agreement;
(3) to help finance the selftender, issuance of approximately $3 million of common stock to Neuberger Berman, LLC at a price equal to net asset value; (4) opting into the Maryland Control Share Acquisition Act (MCSAA) and the Maryland Business Combination Act; and (5) commencement of a lawsuit in federal district court in Maryland against the Trusts, their trustees (Badlands Trust Company, Larry Dunlap and Susan Ciciora), and Stewart R. Horejsi alleging that the Trusts tender offer materials were false and misleading. The Fund filed its complaint on September 23, 2004 and amended it on November 24, 2004 to include a claim that Stewart R. Horejsi, Larry Dunlap and Susan Ciciora are control persons of the Trusts under the federal securities laws, and therefore liable for any violation of those laws by the Trusts. On January 18, 2005, May 13, 2005, September 11, 2005, December 21, 2005, April 12, 2006, August
7, 2006 and November 30, 2006, the Board adopted new rights agreements; the currently outstanding rights will expire on March 30, 2007.

On October 6, 2004, the Trusts and Badlands Trust Company, as trustee, filed counterclaims against the Fund alleging that certain of the Funds defensive measures violate federal securities laws, Maryland state law and the Funds charter. The Trusts also claimed they were entitled to a statutory exemption from the strictures of the MCSAA. The Trusts are seeking to enjoin the operation of the various defenses and are asking for unspecified damages for what they describe as tortious interference with their prospective business as well as attorneys fees and costs for prosecuting the counterclaims. On October 22, 2004 the court ruled that the September 2004 rights agreement did not violate the Investment Company Act of 1940. On March 30, 2005, the Trusts and Badlands Trust Company, as trustee, supplemented their counterclaims with a counterclaim that the rights agreement adopted by the Board on January 18, 2005 violated federal securities laws. On May 24, 2005, one of the Trusts dropped out of the tender offer, while the other extended its offer and slightly increased the number of shares it is offering to buy to account for the absence of the other Trust. The remaining Trust has extended its tender offer several times, most recently to April 7, 2007; the offering price has not changed.

In late 2004 and early 2005, the Fund filed motions to compel defendants to produce documents and other information that the Fund requested in discovery, but that the defendants refused to produce. These motions were referred to a magistrate judge by the Court. On June 24, 2005, the magistrate judge ruled on the Funds motions to compel and required defendants to produce documents and other information. In the ruling, the magistrate judge stated that the defendants actions had delayed the Funds discovery, unnecessarily slowed and complicated the resolution of the case and caused the Fund to incur unnecessary costs. The magistrate judge also stated an intention, upon application by the Fund, and subject to defendants right to a hearing, to require defendants and their counsel to pay the reasonable expenses, including attorneys fees, incurred by the Fund in connection with the filing and litigation of the motions to compel. In accordance with the June 24, 2005 ruling, the Fund filed an application to recover expenses. The defendants objected to the June 24, 2005 ruling and opposed the Funds application to recover expenses. On December 23, 2005, the magistrate judge awarded the Fund $154,654.89, jointly and severally against defendants and their lead counsel. Objections to this ruling were filed. On March 20, 2006, the Court denied the objections and adopted both the June 24, 2005 ruling and the December 23, 2005 ruling.

In November 2005, the Fund filed a motion for summary judgment with the Court. In December 2005, defendants opposed the Funds motion for summary judgment and filed their own motion for summary judgment. The briefing of both summary judgment motions was completed in January 2006 and the Court heard oral argument regarding these motions on April 28, 2006. Both motions are still pending.

On October 20, 2004, the Fund and its Directors were named in a lawsuit filed by Full Value Partners, L.P. (Full Value) that repeated certain factual allegations made by the Trusts and Badlands Trust Company, as trustee, and alleged that 1) certain of the Funds defensive measures violated the federal securities laws and the Boards adoption of these measures violated the Boards fiduciary duties; and 2) the Boards failure to take certain other defensive actions also violated its fiduciary duties. The plaintiff has asked for class action status on behalf of all shareholders except the Trusts, Neuberger Berman, and their affiliates. This action, which was filed as a case related to the Funds litigation with the Trusts, does not seek a monetary award other than attorneys fees and other costs of prosecuting the action. On April 18, 2005, the Court dismissed Full Values claims and gave Full Value until May 6, 2005 to amend its complaint. On May 6, 2005, Full Value amended its complaint, adding a claim that the rights agreement adopted on January 18, 2005 violated the federal securities laws.

There were no further proceedings in the Full Value litigation until September 21, 2006, when Full Value filed a motion for an injunction to compel the Fund to hold a meeting of shareholders by December 31, 2006. The parties completed briefing in October 2006. On December 7, 2006, the Court heard oral argument and denied Full Values motion.

The Fund and the Board believe that the defensive actions taken were lawful and proper, and they are defending the respective cases vigorously. Several of the issues in each case are matters of first impression. Accordingly, it is unclear how the Court may rule.

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